Exhibit 99.3

AURINIA PHARMACEUTICALS INC.
OPTION COMMITMENT
Notice is hereby given that, effective this 29th day of April, 2019 (the “Effective Date”) AURINIA PHARMACEUTICALS INC. (the “Company”) has granted to PETER GREENLEAF (the “Service Provider”), an Option to acquire 1,600,000 Common Shares (“Optioned Shares”) up to 5:00 p.m. Edmonton Time on the 29th day of April, 2029 (the “Expiry Date”) at an exercise price (the “Exercise Price”) of CDN$8.45 per share.
Vesting: Optioned Shares may be acquired as follows: One fourth (25%) of the Optioned Shares will vest on the date that is one year from the Effective Date, and the remainder of the Optioned Shares will vest in equal monthly installments of 1/36th per month thereafter over the next thirty-six (36) months (commencing May 29, 2020 and continuing up to and including April 29, 2023) for so long as you remain employed by the Company through such vesting date, such that the Optioned Shares will be fully vested on the fourth year anniversary of the Effective Date, provided you remain employed by the Company at that time.
Term: The term of this Option is ten (10) years from the date of grant, unless otherwise determined by the board of directors of the Company.
These options are being granted to you pursuant to Section 613(c) of the TSX Company Manual, which permits the Company to issue you security-based compensation without shareholder approval in order to induce you to enter into an employment arrangement as an officer of the Company.  By signing below, the parties hereto acknowledge and agree that you were not previously employed by or an insider of the Company. For greater clarity, these options are not being issued pursuant to the Company’s stock option plan; however, to the extent not otherwise specified in this Option Commitment, these options shall be governed with like terms and conditions as set out in the Company’s stock option plan.  Those terms are specifically incorporated by reference into this Option Commitment.  You acknowledge having been provided with a copy of that stock option plan, and upon your request the Company will provide you with another copy of such plan.
To exercise your Option, deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments, or certified cheques or bank drafts for such Exercise Price and such amount to be withheld. Notwithstanding the foregoing, the Service Provider may be obligated to comply with such other procedures and conditions implemented by the Company with respect to the payment, funding or withholding of such amounts to be withheld.
A certificate or a written notice, in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent of the Company as soon as practicable after receipt by the Company thereof.
AURINIA PHARMACEUTICALS INC.

/s/ Dennis Bourgeault
Dennis Bourgeault, CPA, CA
Chief Financial Officer

ACKNOWLEDGED:

/s/ Peter Greenleaf
Peter Greenleaf